UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Donar Enterprises Inc.

(Name of Issuer)

Common Stock, 0.001 Par Value Per Share

(Title of Class of Securities)

257674101

(CUSIP Number)

Maria Keersmaekers

Rue des Bains, 3

L-2016 Luxembourg, Luxembourg

(011) 35 22 620 0622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 257674101

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only). Sophia International Holding S.A.H. None
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Luxembourg

Number of Shares? Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,611,500 8 Shared Voting Power 9 Sole Dispositive Power 1,611,500 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,611,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1 - Security and Issuer

The Name and Address of the Principal Executive Offices of the Issuer is:

Donar Enterprises, Inc. (the “Company”).

Concertgebouwplein 13

1071 ll Amsterdam, The Netherlands

The Title and Class of Equity Securities to which this statement relates is: Common Stock, par value $0.001 per share of the Company.

Item 2 - Identity and Background

The Reporting Person is Sophia International Holding S.A.H., a company formed under the laws of Luxembourg. Its principal business is financial investing. The address of its principal business and principal office is:

Rue des Bains, 3

L-2016 Luxembourg, Luxembourg

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The Reporting Person acquired shares of Company common stock in exchange for 2,210,222 ordinary shares of Playlogic International N.V. (“Playlogic”) pursuant to the June 30, 2005 Securities Exchange Agreement (the “Exchange Agreement”) by and among the Company, Playlogic, and the shareholders of Playlogic.

Item 4 - Purpose of Transaction

The Reporting Person acquired the shares of Company common stock in exchange for its ordinary shares of Playlogic because it believes it is a prudent investment.

The Reporting Person does not at this time have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4.

Item 5 - Interest in Securities of the Issuer

At the close of business on June 30, 2005, the Reporting Person is the beneficial owner of 1,611,500 shares of the Company common stock, which constitutes approximately 7.0% of the 23,027,989 shares of the Company common stock outstanding on June 30, 2005.

(a)	At the close of business on June 30, 2005, the Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,611,500 shares of the Stock.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

75,935 of the 1,611,500 shares of Company common stock the Reporting Person holds are being held in escrow by Securities Transfer Corporation under an Escrow Agreement. The escrowed shares will be released in 2006.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Company common stock.

Item 7 - Material to be Filed as Exhibits

None.

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2005

SOPHIA INTERNATIONAL HOLDING S.A.H.
A company organized under the laws of Luxembourg

By:	/s/ Maria Keersmaekers
Name:	Maria Keersmaekers
Title:	Director